Exhibit 99.1

VINCI PARTNERS’ PRIVATE EQUITY TO SELL DOMINO’S BRASIL TO BK BRASIL (B3:BKBR3)

Rio de Janeiro, July 9, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that it has agreed to sell Domino’s Brasil (“Domino’s”, the “Company”) to BK Brasil, the master franchise in Brazil for iconic QSR brands such as Burger King and Popeyes, that since 2017 is listed on the Brazilian Stock Exchange (B3).

Domino’s Brasil holds exclusive rights to own, operate and sub-franchise stores under the Domino’s Pizza brand in Brazil. Vinci Capital Partners III (“VCP III”), the third vintage of Vinci Partners’ Private Equity flagship strategy, acquired full ownership of Domino’s in 2018.

Since then, VCP III’s management team has supported the Company’s expansion plans, by opening new company-owned stores and increasing digital sales penetration through strong investments in technology and consumer experience that led digital sales to grow from 12% in 2018 to today’s almost 60% (versus 70% for the brand in its US operations).

Carlos Eduardo Martins, partner and senior member of Vinci Partners’ Private Equity team, and former CEO of Domino’s, said, “We are extremely proud with the story we built alongside the Domino’s team in less than three years. With VCP III’s investment we were able to significantly expand the Company’s brand footprint, growing store count by almost 50%, consolidating its position as the leading company in the pizza foodservice market and home-delivery channel in Brazil. We believe the partnership with BK Brasil will allow the company to continue its growth trajectory, now as part of the leading QSR player in the country. We look forward to partnering with BK Brasil’s management team and board to continue to generate value in our investment.”

Bruno Zaremba, partner and Head of Private Equity and Investor Relations for Vinci Partners, said, “Our investment in Domino’s builds on Vinci Partners’ successful history of supporting companies in driving transformational growth, improving governance practices, and generating value for all stakeholders. This also marks the first capital return step for VCP III, as the fund will now hold a liquid security instead of its privately held position in Domino’s.”

The transaction comprises a share swap whereby VCP III will retain 16.4% of BK Brasil’s outstanding shares and grants VCP III the right to appoint two new board members, including the new Chairman of the company. Consummation of the transaction is subject to shareholder and regulatory approvals, and once approved is expected to close in 2021.

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240